Exhibit 4.9

DESCRIPTION OF THE COMPANY’S SECURITIES REGISTERED

UNDER SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

The summary of general terms and provisions of the capital stock of Decoy Therapeutics Inc. (formerly known as Salarius Pharmaceuticals, Inc.) (the “Company”) set forth below does not purport to be complete and is subject to and qualified by reference to the Company’s Amended and Restated Certificate of Incorporation, as amended (the “Certificate of Incorporation”), the Amended and Restated Bylaws (the “Bylaws”), and the Certificates of Designation of Preferences, Rights and Limitations of the Series A Non-Voting Convertible Preferred Stock and the Series B Non-Voting Convertible Preferred Stock (collectively, the “Certificates of Designation,” and together with the Certificate of Incorporation and the Bylaws, the “Charter Documents”), each of which is included as an exhibit to the Company’s most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission and incorporated by reference herein. For additional information, please read the Charter Documents and the applicable provisions of the Delaware General Corporation Law (the “DGCL”).

Authorized Capital Stock

The Company is authorized to issue up to 110,000,000 shares, of which (i) 100,000,000 have been designated common stock, par value $0.0001 per share (“Common Stock”), and (ii) 10,000,000 have been designated preferred stock, par value $0.0001 per share (“Preferred Stock”). Of the authorized Preferred Stock, the Company has designated 924 shares of Series A Non-Voting Convertible Preferred Stock (the “Series A Preferred Stock”) and 797 shares of Series B Non-Voting Convertible Preferred Stock (the "Series B Preferred Stock” and together with the Series A Preferred Stock, the “Designated Preferred Stock”), the terms of which are described below.

Common Stock

Voting Rights

The holders of shares of Common Stock have the exclusive power to vote on all matters presented to the Company’s stockholders unless Delaware law or the certificate of designation for an outstanding series of Preferred Stock gives the holders of that series of Preferred Stock the right to vote on certain matters. Each holder of shares of Common Stock is entitled to one vote per share.

When a quorum is present at any meeting, the vote of the holders of a majority of the voting power of the Common Stock entitled to vote and present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which by express provision of the Charter Documents or by law, a different vote is required in which case such express provision shall govern and control the decision of such question. Directors are elected by a plurality of the voting power of the shares present in person or represented by proxy and entitled to vote on the election of directors at a meeting at which a quorum is present, and stockholders are not entitled to cumulate their votes for the election of directors.

Dividend Rights

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Subject to any prior rights of any Preferred Stock then outstanding, the holders of shares of Common Stock are entitled to receive dividends ratably out of funds legally available, when and if declared by the Company’s board of directors (the “Board”).

No Preemptive or Similar Rights

The Common Stock is not entitled to preemptive rights and is not subject to conversion, redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

If the Company becomes subject to a liquidation, dissolution or winding-up, the assets legally available for distribution to the stockholders would be distributable ratably among the holders of the Common Stock and any participating Preferred Stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of Preferred Stock. Neither the Series A Preferred Stock nor the Series B Preferred Stock has a fixed-dollar liquidation preference; however, upon any liquidation, dissolution or winding-up of the Company, holders of the Designated Preferred Stock are entitled to receive, prior to any distribution to holders of junior securities, a cash amount per share equal to the as-if-converted value.

Designated Preferred Stock

In connection with the Company’s merger with Decoy Therapeutics Inc. (the “Merger”), which closed on November 12, 2025, the Company issued shares of Series A Non-Voting Convertible Preferred Stock and Series B Non-Voting Convertible Preferred Stock. The rights and preferences of each series are set forth in the applicable Certificate of Designation filed with the Secretary of State of the State of Delaware. The following is a summary of the material terms of each series.

Series A Non-Voting Convertible Preferred Stock

Dividends. Holders of Series A Preferred Stock are entitled to receive dividends equal to, on an as-if-converted-to-Common-Stock basis, and in the same form as, dividends actually paid on shares of Common Stock.

Voting Rights. Except as provided in the Series A Certificate of Designation or as otherwise required by law, the Series A Preferred Stock does not have voting rights. However, as long as any shares of Series A Preferred Stock are outstanding, the Company may not, without the affirmative vote of the holders of a majority of the then-outstanding shares of Series A Preferred Stock: (a) alter or change adversely the powers, preferences or rights given to the Series A Preferred Stock or alter or amend the Series A Certificate of Designation; (b) amend or repeal any provision of, or add any provision to, the Certificate of Incorporation or Bylaws in a manner that adversely alters or changes the preferences, rights, privileges or powers of the Series A Preferred Stock; (c) issue further shares of Series A Preferred Stock or increase or decrease (other than by conversion) the number of authorized shares of Series A Preferred Stock; (d) authorize, create or issue classes or series of equity securities other than junior securities; (e) authorize, create and/or issue any funded indebtedness (other than indebtedness already incurred); (f) sell or transfer, other than in the ordinary course of business, mortgage, assign, pledge, lease, grant a security interest in, or encumber any of the Company’s assets; or (g) enter into any agreement with respect to any of the foregoing.

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Conversion. Each share of Series A Preferred Stock is convertible into shares of Common Stock at the then-prevailing conversion ratio, subject to (i) stockholder approval of the conversion in accordance with Nasdaq Rule 5635 and (ii) Nasdaq approval of the Company’s initial listing application (collectively, the “Conversion Conditions”). Until the Conversion Conditions are satisfied, no shares of Series A Preferred Stock may be converted. Following satisfaction of the Conversion Conditions, each share of Series A Preferred Stock will be automatically converted into such number of shares of Common Stock as is determined by the then-prevailing conversion ratio. The initial conversion ratio was 1,000 shares of Common Stock per share of Series A Preferred Stock. However, the conversion ratio is subject to anti-dilution adjustment: if the Company conducts any financing at an effective price per underlying share of Common Stock below the initial issuance price of $10.50, the conversion ratio will be reset proportionally, with the denominator subject to a floor price of $3.75 per underlying share. The Company’s November 12, 2025 financing (the “November 2025 Financing”) triggered the floor price, and accordingly the conversion ratio was reset to 2,800 shares of Common Stock per share of Series A Preferred Stock. Thereafter, the Company effected a 1-for-12 reverse stock split, which further adjusted the conversion ratio to 233.33 shares of Common Stock per share of Series A Preferred Stock effective March 6, 2026. No single holder may convert shares to the extent such conversion would result in such holder (together with its affiliates) beneficially owning more than 4.99% of the then-outstanding Common Stock (the “Beneficial Ownership Limitation”), subject to such holder’s right to increase this limit to 9.99% upon 61 days’ prior notice. In no event may the Beneficial Ownership Limitation exceed 19.99% of the number of shares of Common Stock outstanding immediately after giving effect to the issuance of shares of Common Stock upon conversion.

Liquidation. The Series A Preferred Stock does not have a fixed-dollar liquidation preference; however, upon any liquidation, dissolution or winding-up of the Company, holders of Series A Preferred Stock are entitled to receive, prior to any distribution to holders of junior securities, a cash amount per share equal to the as-if-converted value.

No Listing. The Series A Preferred Stock is not listed on any national securities exchange and is not registered under the Securities Act of 1933, as amended.

Series B Non-Voting Convertible Preferred Stock

The Series B Preferred Stock is identical in all material respects to the Series A Preferred Stock, except for the following additional terms:

Mandatory Redemption. Fifty percent (50%) of the net proceeds received by the Company from any post-closing drawdowns and/or sales under its at-the-market equity program with Ladenburg Thalmann & Co. Inc. or equity line of credit with C/M Capital Master Fund, LP must be used to redeem outstanding shares of Series B Preferred Stock at the redemption price until all Series B Preferred Stock is fully redeemed.

Optional Redemption. The Company has the option to redeem all or any portion of the outstanding Series B Preferred Stock at any time following the Merger closing upon seven (7) days’ prior written notice to the holders. The redemption price per share equals the initial issuance price multiplied by 83.33 (reflecting the initial conversion ratio, as adjusted for the Company’s 1-for-12 reverse stock split effected on March 6, 2026), subject to adjustment.

Optional Conversion. Following satisfaction of the Conversion Conditions, holders of Series B Preferred Stock may convert any or all of their shares into Common Stock at the then-prevailing

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conversion ratio, subject to the Beneficial Ownership Limitation. After the one-year anniversary of the satisfaction of the Conversion Conditions, any remaining shares of Series B Preferred Stock will automatically convert into Common Stock at the then-prevailing conversion ratio.

The conversion ratio applicable to the Series B Preferred Stock is subject to the same anti-dilution adjustment and reverse stock split adjustments as the Series A Preferred Stock, and is currently 233.33 shares of Common Stock per share of Series B Preferred Stock, effective March 6, 2026.

Liquidation. The Series B Preferred Stock does not have a fixed-dollar liquidation preference; however, upon any liquidation, dissolution or winding-up of the Company, holders of Series B Preferred Stock are entitled to receive, prior to any distribution to holders of junior securities, a cash amount per share equal to the as-if-converted value.

Undesignated Preferred Stock

The Board has the authority, without further action by the Company’s stockholders, to designate and issue shares of Preferred Stock in one or more series and to fix the designation, powers, preferences and rights of the shares of each series and any of their qualifications, limitations or restrictions, in each case without further vote or action by the Company’s stockholders. The existence of authorized but unissued shares of undesignated Preferred Stock would enable the Board to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or other means.

Anti-Takeover Provisions in Charter Documents

Certain provisions of the Charter Documents, which are summarized below, may have the effect of delaying, deferring or preventing another person from acquiring control of the Company. These provisions may discourage takeovers, coercive or otherwise, and are also designed, in part, to encourage persons seeking to acquire control of the Company to negotiate first with the Board. The Company believes that the benefits of increased protection of the Company’s potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire the Company because negotiation of these proposals could result in an improvement of their terms. These provisions include the following:

Board of Directors Vacancies

Pursuant to the Charter Documents, the Board may fill vacant directorships. In addition, directors may only be removed for cause and only upon the affirmative vote of at least sixty-six and two-thirds percent of the voting power of outstanding voting stock. In addition, the number of directors constituting the Board may be set only by a resolution adopted by a majority vote of the Board. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of the Company and will make it more difficult to change the composition of the Board, which will promote continuity of management.

Classified Board

The Charter Documents provide that the Board is classified into three classes of directors, with each class serving three-year staggered terms. A third-party may be discouraged from making a tender offer or otherwise attempting to obtain control of the Company as it is more difficult and time-consuming for stockholders to replace a majority of the directors on a classified board of directors.

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Stockholder Action; Special Meeting of Stockholders

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock entitled to vote thereon were present and voted, unless the Certificate of Incorporation provides otherwise. The Certificate of Incorporation provides that stockholders may not take action by written consent but may only take action at annual or special meetings of stockholders. As a result, a holder controlling a majority of the Company’s capital stock would not be able to amend the Bylaws or remove directors without holding a meeting of stockholders called in accordance with the Charter Documents. The Bylaws provide that special meetings of the stockholders may be called only upon a resolution approved by a majority of the total number of directors that the Company would have if there were no vacancies. These provisions might delay the ability of the Company’s stockholders to force consideration of a proposal or for stockholders controlling a majority of the Company’s capital stock to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

The Bylaws provide advance notice procedures for stockholders seeking to bring business before the Company’s annual meeting of stockholders or to nominate candidates for election as directors at the Company’s annual meeting of stockholders. The Bylaws specify certain requirements regarding the form and content of a stockholder’s notice and prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions might preclude stockholders from bringing matters before the Company’s annual meeting of stockholders or from making nominations for directors at the Company’s annual meeting of stockholders if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of the Company.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. The Certificate of Incorporation does not provide for cumulative voting.

Amendment of Charter Provisions and Bylaws

The Charter Documents provide that the Bylaws may be adopted, amended, altered or repealed by either (i) a vote of a majority of the total number of directors of the Board or (ii) in addition to any other vote otherwise required by law, the affirmative vote of the holders of at least sixty-six and two-thirds percent of the voting power of all of the then outstanding shares of capital stock entitled to vote generally in the election of directors.

The Charter Documents also provide that the provisions of the Certificate of Incorporation relating to the management of the business, the Board, director liability, indemnification and forum selection may only be amended, altered, changed or repealed by the affirmative vote of the holders of at least sixty-six and two-thirds percent of the voting power of all of the Company’s outstanding

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shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Issuance of Undesignated Preferred Stock

The Board has the authority, without further action by the Company’s stockholders, to designate and issue shares of Preferred Stock with rights and preferences, including super voting, special approval, dividend or other rights or preferences on a discriminatory basis. The existence of authorized but unissued shares of undesignated Preferred Stock would enable the Board to render more difficult or to discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or other means.

Business Combinations with Interested Stockholders

The Company is subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with an interested stockholder (i.e., subject to certain exceptions, a person or group owning 15% or more of the corporation’s voting stock) for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner.

Forum Selection

The Charter Documents provide that unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

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any derivative action or proceeding brought on behalf of the Company;
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any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Company to the Company or the Company’s stockholders;
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any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Company to the Company or its stockholders; and
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any action asserting a claim against the Company governed by the internal affairs doctrine.

In each such case, subject to such Court of Chancery of the State of Delaware having personal jurisdiction over the indispensable parties named as defendants therein. The Charter Documents also provide that any person or entity purchasing or otherwise acquiring any interest in shares of the Company’s capital stock will be deemed to have notice of, and to have consented to, this forum selection provision.

Although these provisions benefit the Company by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of increasing the costs of and discouraging lawsuits against the Company’s directors, officers, employees and agents. The enforceability of similar exclusive forum provisions in other companies’ charters has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in the Certificate of Incorporation is inapplicable or unenforceable. For example, the choice of forum provisions summarized above are not intended to, and would not, apply to suits

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brought to enforce any liability or duty created by the Exchange Act of 1934, as amended, or other claim for which the federal courts have exclusive jurisdiction. Additionally, there is uncertainty as to whether the Company’s choice of forum provisions would be enforceable with respect to suits brought to enforce any liability or duty created by the Securities Act of 1933, as amended (the “Securities Act”), or other claims for which the federal courts have concurrent jurisdiction, and in any event stockholders will not be deemed to have waived the Company’s compliance with federal securities laws and the rules and regulations thereunder.

Listing

The Common Stock is listed on the Nasdaq Capital Market under the symbol “DCOY.” Prior to January 8, 2026, the Common Stock traded under the symbol “SLRX.”

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